VF 4-7-05

SO 4/4/05

05042036

SECURITIE ... ION
Washington, D.C. ...

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ANNUAL AUDITED REPORT

[redacted]

PART III

SEC FILE NUMBER
8- 66064

RECD S.E.C. MAR 18 2005 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha PRD, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Mission Street, Ste 225
(No. and Street)

Santa Cruz (City) CA (State) 95060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

831-425-0105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood, LLP
(Name – *if individual, state last, first, middle name*)

17 Aspen Way (Address) Watsonville (City) CA (State) 95076 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/6

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Regan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha PRD, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Hoon K. Kim 3/15/05

Notary Public

HOON K. KIM
COMM. # 1481473
NOTARY PUBLIC-CALIFORNIA
SANTA CRUZ COUNTY
COMM. EXP. APRIL 8, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPHA PRD, INC.

FINANCIAL REPORT

Thirteen Month Period Ended December 31, 2004

TABLE OF CONTENTS

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report

To the Board of Directors
Alpha PRD, Inc.
Santa Cruz, California

We have audited the accompanying statement of financial condition of Alpha PRD, Inc. as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the thirteen month period then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha PRD, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the thirteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

January 18, 2005

ALPHA PRD, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	10,819
OTHER ASSETS		
Deferred income tax benefit (Note 2)		3,176
	$	13,995

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	300
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, par value $.001; 1,000,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		24,625
Accumulated deficit		(11,930)
		13,695
	$	13,995

The notes to financial statements are an integral part of this statement.

ALPHA PRD, INC.

STATEMENT OF INCOME
Thirteen Months Ended December 31, 2004

Revenue	$	12,624
Operating expense		26,930
Loss before benefit of income taxes		(14,306)
Benefit of income taxes (Note 2)		(2,376)
Net loss	$	(11,930)

The notes to financial statements are an integral part of this statement.

ALPHA PRD, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
Thirteen Months Ended December 31, 2004

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balances, 11/30/03	--	$ --	$ --	$ --	$ --
Stock issuance	1,000,000	1,000	--	--	1,000
Capital contributions	--	--	24,625	--	24,625
Net loss	--	--	--	(11,930)	(11,930)
Balances, 12/31/04	1,000,000	$ 1,000	$ 24,625	$ (11,930)	$ 13,695

The notes to financial statements are an integral part of this statement.

ALPHA PRD, INC.

STATEMENT OF CASH FLOWS
Thirteen Months Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 12,624
Cash paid for operations	(21,005)
Income taxes paid	(800)
Net cash used by operating activities	(9,181)
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of common stock	1,000
Additional paid-in capital	19,000
Net cash provided by financing activities	20,000
Net increase in cash and cash equivalents	10,819
CASH, BEGINNING	--
CASH, ENDING	$ 10,819

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES

Net loss	$ (11,930)
Adjustments to reconcile net loss to net cash used by operating activities:	
Facilities costs	5,625
(Increase) decrease in:	
Deferred income tax asset	(3,176)
Increase (decrease) in:	
Accounts payable	300
Net cash used by operating activities	$ (9,181)

The notes to financial statements are an integral part of this statement.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpha PRD, Inc. was incorporated on June 17, 2003, and began operations on December 1, 2003. The Company is licensed by the National Association of Securities Dealers as a broker/dealer.

Accounting Policies

Use of Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company is organized as a corporation and reports income on the cash basis for the purposes of federal income and state franchise taxes. The Company provides for deferred taxes resulting from temporary differences between financial and taxable income. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2. PROVISION FOR INCOME TAXES

Components of the provision for income tax expense for the thirteen months ended December 31, 2004 are as follows:

Current income tax expense	
Income tax at statutory rates:	
California franchise tax	$ 800
Adjustments for:	
Net operating loss carryforwards	(3,176)
	$ (2,376)

The Company has available, at December 31, 2004, approximately $14,000 of operating loss carry forwards, which may be applied against future federal and California taxable income and that expire in 2024 and 2014, respectively. Deferred taxes, due to carryforwards of net operating losses, are presented on the balance sheet as follows:

Deferred income tax benefit	$ 3,176

No valuation allowance has been established in the current period.

Note 3. RELATED PARTY TRANSACTIONS

Overhead Expense:

The Company shares office space and pays overhead expense to Performance Research and Design, Inc. (PRD), a party related by common ownership. Overhead expense for the thirteen months ended December 31, 2004 was $5,625. Additional paid-in capital is increased each month for these expenses as they are reimbursed to PRD by the stockholder.

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.67% of aggregate indebtedness.

As of December 31, 2004, the Company had a net capital of $10,519, which was $5,519 in excess of its required net capital of $5,000.

Note 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to paragraph (k) (2) (i) of Rule 15c3-3.

Note 6. POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k) (2) (i) of Rule 15c3-3.

Note 7. COMMITMENTS AND CONTINGENCIES

Major Customers:

The Company has one major customer for the thirteen months ended December 31, 2004. The customer represents 79.4% of revenues.

ALPHA PRD, INC.

SCHEDULE I - REVENUE, OPERATING EXPENSE, AND OPERATING LOSS
Thirteen Months Ended December 31, 2004

	Amount	% of Revenue
REVENUE		
Contract income	$ 12,624	100.00%
OPERATING EXPENSE		
Referral fees	2,336	18.50
Overhead expense	5,625	44.56
Salaries	9,000	71.29
Payroll taxes	959	7.60
Legal and professional fees	3,380	26.77
Regulatory fees	5,630	44.60
	26,930	213.32
OPERATING LOSS	$ (14,306)	(113.32)%

ALPHA PRD, INC.

SCHEDULE II - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
Thirteen Months Ended December 31, 2004

NET CAPITAL	
Total stockholder's equity	$ 13,695
Less unallowable assets	(3,176)
	$ 10,519
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 300
COMPUTATION OF NET CAPITAL REQUIREMENT	
(A) Minimum net capital based on aggregate indebtedness (6.67% of aggregate indebtedness)	$ 20
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000
Net capital requirement (greater of (A) or (B))	$ 5,000
RECONCILIATION TO FORM X-17A-5	
Net capital as reported in Form X-17A-5 (Unaudited)	$ 10,519
Audit adjustments	--
Net capital per above	$ 10,519

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Alpha PRD, Inc.
Santa Cruz, California

In planning and performing our audit of the financial statements of Alpha PRD, Inc. for the thirteen months ended December 31, 2004, we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5(g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

Hutchinson and Bloodgood LLP

January 18, 2005